SWEET SPOT GAMES, INC.

  2840 Highway 95 Alt. S, Suite 7
  Silver Springs, NV 89429
  519-872-2539
  northendg@gmail.com
                                 June 30, 2009

Mark P. Shuman, Branch Chief - Legal
Kevin Dougherty, Staff Attorney
U. S. Securities & Exchange Commission
450 Fifth Street N. W.
Washington, DC 20549

Re:   Sweet Spot Games, Inc.
      Amendment Number 5 to Form S-1
      File No: 333-157281

Gentlemen:

For the convenience of the staff, we have sent under separate cover copies of the Amended S-1 "marked to show changes." We have followed the numbering system of the Examiner's comment letter unless noted otherwise.

General

      1. We have added disclosure to the MD&A section. We express our belief that future revenues will prove sufficient while endeavoring to provide disclosure that the expected revenues are contingent and tenuous.
      2.    We  have  included the most recent audit dated 3-31-09.
      3.    We have added the fiscal year of December 31.
      4.    We have amended the  discussion  the  recent  sale  by  me  to  Mr.
  	    Barkley.
      5.    The word "will" has been deleted from the legal opinion letter.
      6.    We have attached the revised the "Undertakings" section.

                                    Yours very truly,

                                    Sweet Spot Games, Inc.
                                    Gerg Galanis, President and CEO